EXHIBIT 7.2

(KPMG Letterhead)

March 7, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are principal accountants for Thornburg Mortgage, Inc. and, under the date of February 27, 2008, we reported on the consolidated financial statements of Thornburg Mortgage, Inc. as of December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, its financial statement schedule – mortgage loans on real estate and its effectiveness of internal control over financial reporting as of December 31, 2007. By letter dated March 4, 2008 to the Company’s Audit Committee, we informed the Company that the aforementioned auditors’ report should no longer be relied upon.

We have read Thornburg Mortgage, Inc.’s statements included under Item 4.02 of its Form 8-K dated March 7, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statements (a) that through the close of business on March 6, 2008, the Company had received $1.777 billion in margin calls since December 31, 2007 and had satisfied $1.167 billion of those margin calls primarily by using its available liquidity, principal and interest payments and proceeds from the sale of assets, (b) that as of the close of business on March 6, 2008, the Company had outstanding margin calls of $610.0 million which significantly exceeded its available liquidity at that date, (c) that through the close of business on March 6, 2008, the Company had received notices of event of default under reverse repurchase agreements from four different lenders, (d) that the Company’s receipt of the notices of events of default has triggered cross-defaults under all of the Company’s other reverse repurchase agreements and its secured loan agreements and that the lenders could declare an event of default at any time, (e) that the Company has been in continuing discussions with all of its lenders, and, to the best of its knowledge, the lenders that issued notices of event of default have not yet exercised their rights to liquidate pledged collateral, (f) that the Company is working to meet all of its outstanding margin calls within a timeframe acceptable to its lenders, through a combination of selling portfolio securities, issuing collateralized mortgage debt and raising additional debt or equity capital, (g) that since December 31, 2007, and through the close of business on March 6, 2008, the Company reduced its portfolio of ARM assets financed with recourse financing by approximately $4.6 billion, of which $1.9 billion has been permanently financed in order to reduce its exposure to margin calls, (h) that the Company has also raised $488.0 million in equity capital since December 31, 2007, and (i) that the Company seeks to raise additional capital in order to provide a more stable base of liquidity during an expected period of difficult market conditions for at least several months.

Very truly yours,

/s/ KPMG LLP